UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Target Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87612E106
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700
with a copy to:
Stephen Fraidin, Esq.
Andrew E. Nagel, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
212-446-4800
May 26, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87612E106	Schedule 13D/A	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,391,235

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,391,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,391,235

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1   Calculated based on 752,336,151 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 30, 2009, as reported in Target Corporation’s proxy statement on Schedule 14A filed on April 21, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,391,235

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,391,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,391,235

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2   Calculated based on 752,336,151 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 30, 2009, as reported in Target Corporation’s proxy statement on Schedule 14A filed on April 21, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

9,574,651

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

9,574,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,574,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3   Calculated based on 752,336,151 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 30, 2009, as reported in Target Corporation’s proxy statement on Schedule 14A filed on April 21, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

15,880,330

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

15,880,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,880,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
4   Calculated based on 752,336,151 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 30, 2009, as reported in Target Corporation’s proxy statement on Schedule 14A filed on April 21, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	6	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,391,235

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,391,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,391,235

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
5   Calculated based on 752,336,151 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 30, 2009, as reported in Target Corporation’s proxy statement on Schedule 14A filed on April 21, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	7	of	8 Pages
     Item 1. Security and Issuer.
     This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the statement on Schedule 13D originally filed on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 through Amendment No. 7 (the Original Schedule 13D as amended and supplemented by Amendment No. 1 through Amendment No. 7, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company, (iii) Pershing Square GP, LLC, a Delaware limited liability company, (iv) Pershing Square Holdings GP, LLC, a Delaware limited liability company, and (v) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”, the “Company” or “Target”).
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby supplemented as follows:
     William A. Ackman today executed an Undertaking stating that in the event that he is seated as a director of the Issuer as a result of the election being held at the Issuer’s annual meeting on May 28, 2009, he will retain his personal economic interest in Pershing Square IV, L.P. and Pershing Square International IV, Ltd., which are investment vehicles dedicated to investments in the Issuer, for a period ending the later of May 28, 2014 and the first day on which Mr. Ackman ceases to be a director of the Issuer. This summary of the Undertaking is qualified in its entirety by the Undertaking, which is attached hereto as Exhibit 99.1 and is incorporated into this Item 6 as if stated in full.
     Item 7.   Materials to be filed as Exhibits.

Exhibit 99.1	Undertaking by William A. Ackman, dated May 26, 2009

CUSIP No.	87612E106	Schedule 13D/A	Page	8	of	8 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 26, 2009

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE HOLDINGS GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

/s/ William A. Ackman

William	A. Ackman